UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             AMENDMENT NO. 3
                                    TO
                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                         BRANDYWINE REALTY TRUST
-------------------------------------------------------------------------
                             (Name of Issuer)

                 Common Shares, par value $0.01 per share
-------------------------------------------------------------------------
                      (Title of Class of Securities)

                                105368203
                -----------------------------------------
                              (CUSIP Number)

      Scott D. Hoffman, Esq.         Marjorie L. Reifenberg, Esq.
     Lazard Freres & Co. LLC           Lazard Freres Real Estate
       30 Rockefeller Plaza                Investors L.L.C.
        New York, NY 10020        LF Strategic Realty Investors L.P.
          (212) 632-6000           Commonwealth Atlantic Properties
                                            Investors Trust
                                         30 Rockefeller Plaza
                                          New York, NY  10020
                                             (212) 632-6000

                  Commonwealth Atlantic Properties Inc.
             Commonwealth Atlantic Operating Properties Inc.
                    Commonwealth Atlantic Land I Inc.
                    Commonwealth Atlantic Land II Inc.
                   Commonwealth Atlantic Land III Inc.
                    Commonwealth Atlantic Land V Inc.
                        Richmond Land Corporation
                   Commonwealth Atlantic Holding I Inc.
                  Commonwealth Atlantic Development Inc.
                    66 Canal Center Plaza, 7th Floor
                          Alexandria, VA  23219

                             with a copy to:

                            Mario Ponce, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                              (212) 455-2000
-------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                               July 2, 2000
     ---------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                      (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   3    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lazard Freres & Co. LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      AF
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          3,482,143
BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING        None
   PERSON
    WITH       9   SOLE DISPOSITIVE POWER

                   3,482,143
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,482,143
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.79%

 14   TYPE OF REPORTING PERSON
      OO  (limited liability company)

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   4    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lazard Freres Real Estate Investors L.L.C.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      AF
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          3,482,143
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           3,482,143
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,482,143
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.79%

 14   TYPE OF REPORTING PERSON
      OO  (limited liability company)

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   5    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LF Strategic Realty Investors L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      AF
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          3,482,143
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           3,482,143
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,482,143
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.79%

 14   TYPE OF REPORTING PERSON
      PN  (limited partnership)

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   6    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Operating Properties Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          2,897,400
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           2,897,400
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   7    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Land II Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          506,663
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           2,897,400
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           506,663
               10  SHARED DISPOSITIVE POWER

                   2,897,400
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,404,063
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.59%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   8    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Land III Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          None
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           2,897,400
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           None
               10  SHARED DISPOSITIVE POWER

                   2,897,400
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   9    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Land V Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          None
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           2,897,400
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           None
               10  SHARED DISPOSITIVE POWER

                   2,897,400
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   10    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Land I Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          None
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           2,897,400
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           None
               10  SHARED DISPOSITIVE POWER

                   2,897,400
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   11    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richmond Land Corporation

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          None
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           2,897,400
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           None
               10  SHARED DISPOSITIVE POWER

                   2,897,400
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   12    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Holding I Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          2,897,400
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           2,897,400
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,897,400
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.31%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   13    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Properties Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          3,482,143
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           3,482,143
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,482,143
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.79%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   14    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Properties Investors Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          None
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           3,482,143
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           None
               10  SHARED DISPOSITIVE POWER

                   3,482,143
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,482,143
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.79%

 14   TYPE OF REPORTING PERSON
      CO

                               SCHEDULE 13D

CUSIP No.  105368203                       Page   15    of   22   Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Commonwealth Atlantic Development Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /_/
                                                                 (b) /X/
  3   SEC USE ONLY

  4   SOURCE OF FUNDS

      OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

               7   SOLE VOTING POWER
  NUMBER OF
   SHARES          78,080
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY
    EACH           None
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           78,080
               10  SHARED DISPOSITIVE POWER

                   None
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      78,080
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                         /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%

 14   TYPE OF REPORTING PERSON
      CO

          This Amendment No. 3, dated July 2, 2000, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Commonwealth Atlantic Operating Properties Inc., a Virginia corporation ("CAOP"), Commonwealth Atlantic Land II Inc., a Virginia corporation ("CAL"), Commonwealth Atlantic Development Inc., a Virginia corporation ("CADI"), Commonwealth Atlantic Land I Inc., a Virginia corporation ("CAL I"), Commonwealth Atlantic Land III Inc., a Virginia corporation ("CAL III"), Commonwealth Atlantic Land V Inc., a Virginia corporation ("CAL V"), Richmond Land Corporation, a Virginia corporation ("RLC"), Commonwealth Atlantic Holding I Inc., a Virginia corporation ("CAHI"), Commonwealth Atlantic Properties Inc., a Virginia real estate investment trust ("CAPI"), and Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT", and together with Lazard, LFREI, LF Realty, CAOP, CAL, CADI, CALI, CAL III, CAL V, RLC, CAHI and CAPI, the "Reporting Persons") . Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated July 31, 1999, as amended, filed by the Reporting Persons (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration
          See Item 5(c).


Item 5.   Interest in Securities of the Issuer

          (a) As a result of the issuance of 400,000 Preferred Units to CAOP as described in Item 5(c), as of July 2, 2000, assuming the conversion by each Reporting Person of its Preferred Units into Class A Units, at a conversion price of $28.00 per unit, and the subsequent conversion of such Class A Units into Common Shares, the Reporting Persons will beneficially own Common Shares of Brandywine as follows:

          1. CAOP will own of record and beneficially 2,897,400, or 7.31%, of the outstanding Common Shares,

          2. CADI will own of record and beneficially 78,080, or 0.2%, of the outstanding Common Shares,

          3. CAL will own beneficially 3,404,063 (506,663 which it will own of record and 2,897,400 which it may be deemed to beneficially own by virtue of its indirect interest in
               CAOP), or 8.59%, of the outstanding Common Shares,

          4. CAHI, as the sole shareholder of CAOP, may be deemed to beneficially own 2,897,400, or 7.31%, of the outstanding Common Shares,

          5. each of CAL I, CAL III, CAL V and RLC, as shareholders of CAHI, may be deemed to beneficially own 2,897,400, or 7.31% of the outstanding Common Shares,

          6. CAPI, as the 100% direct and indirect shareholder of CAOP, CAL and CADI, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares,

          7. CAPIT, as a shareholder of CAPI, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares,

          8. LF Realty, as the 100% direct and indirect shareholder of CAPI and CAPIT, may be deemed to beneficially own
               3,482,143, or 8.79%, of the outstanding Common Shares,

          9. LFREI, as the general partner of LF Realty, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares, and

          10. Lazard, as the managing member of LFREI, may be deemed to beneficially own 3,482,143, or 8.79%, of the outstanding Common Shares.

LFREI and Lazard disclaim beneficial ownership of any of the Common Shares reported in this statement.

          (b) Assuming full conversion in each case as described above, LF Realty, LFREI and Lazard would each have the sole power to direct the vote and disposition of 3,482,143 Common Shares. Each of CAOP, CAL and CADI would have the power to vote or dispose of or direct the vote or disposition of the Common Shares it owns of record, as described in Item 5(a). CAHI, as the sole shareholder of CAOP, may be deemed to have the sole power to direct the vote or disposition of the Common Shares owned by CAOP. Each of CAL, CAL I, CAL III, CAL V, RLC and CAPI, as the shareholders of CAHI, may be deemed to have the shared power to direct the vote or disposition of the Common Shares owned by CAOP. CAPI as the 100% direct and indirect shareholder of CAOP, CAL and CADI may be deemed to have the sole power to direct the vote or disposition of the Common Shares owned by CAOP, CAL and CADI. CAPIT as a shareholder of CAPI may be deemed to have the shared power along with LF Realty to direct the vote or disposition of the Common Shares held by CAOP, CAL and CADI.

          (c) On August 31, 1999, Brandywine issued 400,000 Preferred Units to CAOP in exchange for certain real estate and real estate related assets. Each of these 400,000 Preferred Units has a liquidation preference of $50 and, as of August 31, 2000, may be redeemed at the option of CAOP for Class A Units at a conversion price of $28 per unit; provided that if the Common Shares have traded at $23 per share or lower during the 60 trading day period ending December 31, 2003, the conversion price is reduced to $26.50.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          LAZARD FRERES & CO. LLC


                          By:  /s/  Scott D. Hoffman
                              ---------------------------------
                              Name:   Scott D. Hoffman
                              Title:  Managing Director

                          Date: June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Chief Financial Officer

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          LF STRATEGIC REALTY INVESTORS L.P.

                          By: Lazard Freres Real Estate Investors L.L.C.,
                                  its general partner

                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Chief Financial Officer

                          Date:  June 6, 2000

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC OPERATING PROPERTIES INC.


                          By:  /s/ John A. Moore
                              -------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC LAND II INC.


                          By:  /s/ John A. Moore
                              -------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC DEVELOPMENT INC.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC PROPERTIES
                            INVESTORS TRUST


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President
                                      and Chief Financial Officer

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC PROPERTIES INC.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC LAND III INC.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC LAND V INC.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC HOLDING I INC.


                          By:  /s/ John A. Moore
                              -------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          RICHMOND LAND CORPORATION


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          COMMONWEALTH ATLANTIC LAND I INC.


                          By:  /s/ John A. Moore
                              ------------------------------------------
                              Name:   John A. Moore
                              Title:  Vice President

                          Date:  June 6, 2000